Exhibit 12
CONSENT

We refer to the technical report entitled “Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project Nevada, USA” with an effective date of March 26, 2012 (the “AMTR12”) as referenced in the Annual Report on Form 40-F dated March 29, 2012 (the “Form 40-F”) of Entrée Gold Inc. (the “Company”), which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also refer to the technical report entitled “Technical Report 2012 on the Lookout Hill Property” with an effective date of March 29, 2012 (the “LHTR12”) as referenced in the Form 40-F of the Company.

We consent to the filing of this consent with the United States Securities and Exchange Commission and to the use of our firm name, the AMTR12 and the LHTR12, including extracts from or summaries thereof, in and as part of the Company’s Form 40-F, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Form F-10/A Registration Statement (No. 333-170290), to incorporate the Form 40-F.

Yours truly,

/s/Scott Jackson

Scott Jackson, Director
Quantitative Geoscience Pty Ltd
Dated: March 29, 2012